FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 June 2011

HSBC TO SUBSCRIBE TO
DAR ES SALAAM INVESTMENT BANK RIGHTS ISSUE IN FULL

HSBC, through its wholly owned subsidiary HSBC Asia Holdings BV, has undertaken to subscribe for its full entitlement of additional shares in the planned Dar Es Salaam Investment Bank ('DES') rights issue of new shares, details of which were announced by DES in April 2011.

The capital raised in the rights issue will be used to increase the paid up capital of DES from IQD72bn to IQD105.8bn to meet the minimum capital requirement of IQD100bn (approximately US$85.5m) for banks operating in Iraq, as required by the Central Bank of Iraq, by 30 June 2011.

In direct proportion to its current shareholding, HSBC Asia Holdings BV has agreed to subscribe for rights on 50.472 billion shares for a consideration of approximately IQD23.69bn (about US$20.28m) which will be funded from internal Group resources.

Media enquiries to Tim Harrison on +971 4 423 5632 or at tim.harrison@hsbc.com

Notes to editors:

1. Dar Es Salaam Investment Bank
Dar Es Salaam Investment Bank (DES) was established in 1998 and began operating in April 1999. Since the establishment of its partnership with HSBC which acquired 70.1% in 2005, DES has become one of the leading private sector banks in Iraq. It is headquartered in Baghdad and listed on the Iraq Stock Exchange with a market capitalisation of approximately US$400m.

DES currently has 16 branches which are well distributed around the country. It offers a full range of commercial banking products and services to a domestic and international client base. Since its launch, DES has placed service, integrity and convenience at the forefront of its operations.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 07 June, 2011